UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On August 26, 2024, PainReform Ltd. (the “Company”) announced that it will hold the Annual General Meeting of Shareholders on September 30, 2024 at 3:00 p.m. (Israel time) at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel.

This Amendment No. 1 on Form 6-K/A is being furnished to amend and restate the prior Form 6-K filed on August 26, 2024 and the Notice and Proxy Statement, in order to clarify that the record date of the meeting is September 3, 2024. No other changes have been made to the Notice and Proxy Statement.

In connection with the meeting, the Company furnishes the following documents:

1.
A copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2024	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Interim Chief Executive Officer